

TENAGA NASIONAL BERHAD (200866-W)

Exemption File No. 82-3677

Our Ref : TNB / IRD 1/7/2.1

September 20, 2006


SEC MAIL PROCESSING
RECEIVED
SEP 27 2006
WASH. D.C. 210 SECTION

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street N.W
Washington D.C 20549
U.S.A

Re: Tenaga Nasional Berhad Exemption No. 82-3677

Enclosed is the copy of Bursa Malaysia Announcements from June 2006 to August 2006, and the letter on the Status of ADR, submitted to you in order to maintain our exemption pursuant to Rule 12g3 – 2(b) under the Securities Exchanged Act 1934 ("Exchange Act"). We also confirm that the Schedule of information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter and return it to us in the enclosed envelope.

Thank you.


06017175

S. KALAVATHY
GENERAL MANAGER
INVESTOR RELATIONS AND MANAGEMENT REPORTING
GROUP FINANCE DIVISION
TENAGA NASIONAL BERHAD

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

c.c – Bank of New York, Hong Kong Branch

Ibu Pejabat, No. 129, Jalan Bangsar, Peti Surat 11003, 50732 Kuala Lumpur.
Tel: 03-22965566, 03-22825566 Fax: 03-22826754



TENAGA NASIONAL BERHAD (200866-W)


SEC MAIL PROCESSING
RECEIVED
SEP 27 2006
WASH. D.C.
210
SECTION

Our Reference: TNB/IRD 1/7/2.1

September 19, 2006

Bursa Malaysia Securities Berhad
9th Floor, Listing Division
Exchange Square
Bukit Kewangan
(Attention: Ms. Lisa Lam/Ms. Wong)

Status Report On ADR

With reference to the above, we are pleased to furnish below the information required under Para 8.18 pertaining to the Sponsorship of American Depository Receipts or Global Depository Receipts Programmes.

a) Name of Custodian : Maybank Berhad

b) Number of Custodian : 1

c) Number of Ordinary Shares held as at 30th June 2006
1,379,525 (One Million Three Hundred Seventy Nine Thousand and Five Hundred Twenty Five Only)

d) Percentage of ADR against issued and paid-up capital: 0.033 (<5%)

We also enclose the letter from Maybank dated September 15, 2006 confirming the total number of ordinary shares held under TNB's ADR programme.

Thank you,

Yours sincerely,



(NOR ZAKIAH ABDUL GHANI)
COMPANY SECRETARY

c.c. - Bank of New York, Hong Kong Branch
- U.S. Securities and Exchange Commission

Ibu Pejabat, No. 129, Jalan Bangsar, Peti Surat 11003, 50732 Kuala Lumpur.
Tel: 03-22965566, 03-22825566 Fax: 03-22826754


Maybank

Our ref : CUSTODY/qtrlyTNB
Date : Sept 15, 2006

The Company Secretary
TENAGA NASIONAL BERHAD
129 Jalan Bangsar
59200 Kuala Lumpur

Fax : 2284 0095

Attn : En Khairul Nazrin / Cik Haslinda

Dear Sir,

SPONSORED LEVEL1 ADR PROGRAM

We are pleased to confirm that the total number of ordinary shares held under the ADR program of your Company, where Maybank is the Custodian :

CDS Account No.	No. Of Ordinary shares held	As at date Ending
201 001 026657486	1,379,525 (One Million Three Hundred Seventy Nine Thousand and Five Hundred Twenty Five Only)	31st Aug 2006

Thank you.

Yours faithfully,
for Maybank

CHEW KOON ENG
Head, Operations
Custody Services

HUI LAI LIAN
Senior Executive
Custody Services

c.c Bursa Malaysia Berhad
Attn :En Johan Abdullah
Listing Department

c.c The Bank of New York
Attn : Ms Karyn Hairston

ordinary shares 4,135,170,337

M23

Tenaga Nasional Berhad
Company Announcement
June 2006 – August 2006

Date	Details
29/08/2006	TENAGA- CONVERSION OF USD2,328,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")
25/08/2006	TENAGA- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")
24/08/2006	Restructuring and Novation of Export Credit Agency Loan from TNB Janamanjung Sdn. Bhd. to TNB Capital (L) Ltd.
23/08/2006	TENAGA- CONVERSION OF USD3,000,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")
18/08/2006	Change in Boardroom
18/08/2006	Change in Boardroom
15/08/2006	TENAGA- CONVERSION OF USD8,372,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")
08/08/2006	TENAGA- CONVERSION OF USD20,000,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")
04/08/2006	RESPONSE TO ARTICLE ENTITLED 'TNB JAKARTA OPS MAY INCUR LOSSES: REPORT'

03/08/2006	RELATED PARTY TRANSACTION - THE REPLACEMENT OF MALAYSIAN SPONSOR GUARANTEE FOR THE EQUITY
01/08/2006	BRIDGE LOAN IN RELATION TO SHUAIBAH PHASE 3 INDEPENDENT WATER AND POWER PROJECT ("IWPP") IN THE KINGDOM OF SAUDI ARABIA
25/07/2006	TENAGA- CONVERSION OF USD2,800,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")
24/07/2006	TENAGA- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME") TENAGA- CONVERSION OF USD6,800,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")
21/07/2006	TENAGA- CONVERSION OF USD33,143,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")
14/07/2006	Quarterly rpt on consolidated results for the financial period ended 31/5/2006
14/07/2006	TENAGA- CONVERSION OF USD41,568,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")
13/07/2006	COMPLIANCE WITH PARAGRAPH 8.15 OF THE LISTING REQUIREMENTS - PUBLIC SHAREHOLDING SPREAD
13/07/2006	TENAGA- CONVERSION OF USD10,498,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")

07/07/2006	TENAGA- CONVERSION OF USD2,000,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")
05/07/2006	TENAGA-CONVERSION OF USD1,500,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")
03/07/2006	Proposed Acquisition of Business and Business Assets of Northern Utility Resources (Receivers and Managers Appointed) ("NUR"), N.U.R. Generation Sdn. Bhd. (Receivers and Managers Appointed) and N.U.R. Distribution Sdn. Bhd. (Receivers and Managers Appointed)
29/06/2006	TENAGA- CONVERSION OF USD4,200,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")
28/06/2006	TENAGA-Employee Share Option Scheme ("Scheme")
26/06/2006	TENAGA- CONVERSION OF 5-YEAR GUARANTEED REDEEMABLE CONVERTIBLE BONDS ("CONVERSION")

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 38379 OF 2006

Company Name	: **TENAGA NASIONAL BHD**
Stock Name	: **TENAGA**
Date Announced	: **29/08/2006**

Subject : TENAGA- CONVERSION OF USD2,328,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB",

Contents :

Kindly be advised that the abovenamed Company's additional 1,092,147 new ordinary shares of RM1.00 each arising from the Conversion of GEB will be granted listing and quotation with effect from 9.00 a.m., **Friday, 1 September 2006.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 38343 OF 2006

Company Name : **TENAGA NASIONAL BHD**

Stock Name : **TENAGA**

Date Announced : **25/08/2006**

Subject : TENAGA- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 4,859,464 new ordinary shares of RM1.00 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 29 August 2006.**

General Announcement
Reference No **TN-060824-58011**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**24/08/2006**

Type	:	**Announcement**
Subject	:	**Restructuring and Novation of Export Credit Agency Loan from TNB Janamanjung Sdn. Bhd. to TNB Capital (L) Ltd.**

Contents :

We refer to our announcement made on 29 June 1999 in relation to the above matter.

As announced on 29 June 1999, TNB Janamanjung Sdn. Bhd. ("TNB Janamanjung") signed a loan agreement and an engineering, procurement and construction contract for the development of Manjung 2100 MW Coal Fired Power Plant project. The loan (hereafter referred as "ECA Loan") was signed between TNB Janamanjung and Midland Bank plc (later known as HSBC Bank plc) and supported by Export Credit Guarantee Department Agreement of United Kingdom, Compagnie Francaise d'Assurance pour le Commerce Exterieur of France ("COFACE") and the Garanti-Instituttet for Eksportkreditt of Norway ("GIEK"). The ECA Loan was also supported by a guarantee ("Overseas Guarantee") issued by Tenaga Nasional Berhad ("TNB") in favour of Midland Bank plc.

TNB is pleased to announce that on 24 August 2006, it entered into a Novation and Amendment Agreement with TNB Janamanjung, TNB Capital (L) Ltd. ("TNB Capital") and HSBC Bank plc to effect the novation of the ECA Loan from TNB Janamanjung to TNB Capital. The novation forms part of the restructuring of the ECA Loan which entails a re-pricing of the interest rate and unification of the currencies into a single currency namely from US$, € and £ into US$.

Concurrently on the same date, TNB has issued a new Overseas Guarantee to replace the original Overseas Guarantee.

This announcement is dated 24 August 2006.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 38296 OF 2006

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**23/08/2006**

Subject : TENAGA- CONVERSION OF USD3,000,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")

Contents :

Kindly be advised that the abovenamed Company's additional 1,407,406 new ordinary shares of RM1.00 each arising from the Conversion will be granted listing and quotation with effect from 9.00 a.m., **Monday, 28 August 2006.**

Change in Boardroom
Reference No **TN-060818-58849**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**18/08/2006**

Date of change	:	**18/08/2006**
Type of change	:	**Resignation**
Designation	:	**Alternate Director**
Directorate	:	**Non Independent & Non Executive**
Name	:	**DATUK ZALEKHA BINTI HASSAN**
Age	:	**53**
Nationality	:	**Malaysian**
Qualifications	:	**B.A (Hons) University of Malaya**
Working experience and occupation	:	**Secretary, Government's Procurement Management Division, Ministry of Finance** **Deputy Secretary, Government's Procurement Management Division, Ministry of Finance** **Senior Assistant Director, Budget Division, Ministry of Finance** **Secretary, Ministry of National Unity and the Community Development** **Principal Assistant Secretary, Ministry of Welfare** **Principal Assistant Secretary, Public Services Department** **Assistant Secretary, Ministry of Health** **Assistant Director, Public Services Department**
Directorship of public companies (if any)	:	**Nil**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**
Remarks	:	

Change in Boardroom
Reference No **TN-060818-59344**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**18/08/2006**

Date of change	:	**18/08/2006**
Type of change	:	**Resignation**
Designation	:	**Director**
Directorate	:	**Non Independent & Non Executive**
Name	:	**DATO' ABDUL RAHIM BIN MOKTI**
Age	:	**56**
Nationality	:	**Malaysian**
Qualifications	:	**Bachelor of Economics (Statistics), University of Malaya**
Working experience and occupation	:	**Deputy Secretary General (Systems & Controls), Ministry of Finance** **Assistant Secretary, Finance Division, Federal Treasury / Ministry of Finance** **Assistant Secretary, International Trade Division, Ministry of Trade and Industry** **Malaysian Trade Commissioner to Paris, France, Ministry of Trade and Industry** **Malaysian Trade Commissioner to Milan, Italy, Ministry of Trade and Industry** **Malaysian Trade Commissioner to Jeddah, Saudi Arabia, Ministry of Trade and Industry** **Principal Assistant Secretary, Finance Division, Federal Treasury / Ministry of Finance** **Deputy Secretary, Finance Division, Federal Treasury / Ministry of Finance** **Secretary, MoF (Incorporated), Privatisation and Public Enterprise Division, Federal Treasury / Ministry of Finance** **Deputy Secretary General (Systems & Controls), Federal Treasury / Ministry of Finance**
Directorship of public companies (if any)	:	**Padiberas Nasional Berhad** **Bintulu Port Holdings Berhad** **Penang Port Berhad** **Penerbangan Malaysia Berhad**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**
Remarks	:	

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 38166 OF 2006

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **15/08/2006**

Subject : TENAGA- CONVERSION OF USD8,372,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")

Contents :

Kindly be advised that the abovenamed Company's additional 3,927,604 new ordinary shares of RM1.00 each arising from the Conversion of GEB will be granted listing and quotation with effect from 9.00 a.m., **Thursday, 17 August 2006.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 38068 OF 2006

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**08/08/2006**

Subject : TENAGA- CONVERSION OF USD20,000,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")

Contents :

Kindly be advised that the abovenamed Company's additional 9,382,715 new ordinary shares of RM1.00 each arising from the Conversion of GEB will be granted listing and quotation with effect from 9.00 a.m., **Thursday, 10 August 2006.**

General Announcement
Reference No **TN-060804-56913**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**04/08/2006**

Type	:	**Reply to query**
Reply to Bursa Malaysia's Query Letter - Reference ID	:	**NM-060803-37476**
Subject	:	**RESPONSE TO ARTICLE ENTITLED 'TNB JAKARTA OPS MAY INCUR LOSSES: REPORT'**

Contents :

TNB wishes to respond to the news article appearing in The News Straits Times, Business Times, page 39, on Thursday, 3 August 2006 entitled 'TNB Jakarta ops may incur losess: Report'.

Commenting on the statement '*Tenaga Nasional Berhad (TNB), the country's largest utility company, is facing potential losses of as much as RM226.64 million from its Indonesian operations*', TNB is in discussion with its Indonesian partner to resolve any outstanding issues involving operations of TNB Coal International Ltd, which includes commercial arrangements with regard to the selling price of coal, operating expenses and improvement to any weaknesses of the internal processes. TNB and its Indonesian partner plan to resolve the matter amicably in a month's time.

Commenting on the statement '*The 2006 report shows that leakages include a 1 billion rupiah advance to a director for his personal use*', TNB wishes to clarify that the 1 billion rupiah advance to the director was not for his personal use but was utilised to pay the mining royalties due to the concession holders and to cover for community relations expenses, which are in the normal course of conducting mining business in Indonesia. The amount was accounted for as part of the company's operating expenses.

This response is made pursuant to the Bursa Malaysia query letter dated 3 August 2006.

Query Letter content :
We refer to the above news article appearing in The NST, Business Times, page 39, on Thursday, 3 August 2006, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentences, which are reproduced as follows:-
"Tenaga Nasional Bhd (TNB)...is facing potential losses of as much as RM226.64 million from its Indonesian operations."
"The 2006 report shows that leakages include a 1 billion rupiah advance to a director for his personal use..."
In accordance with the Securities Exchange's Corporate Disclosure Policy, you are requested to furnish the Securities Exchange with an announcement for public release confirming or denying the above article and in particular the underlined sentences after due and diligent enquiry with all the directors, major shareholders and all such persons reasonably familiar with the matter about which the disclosure is to be made in this respect. In the event you deny the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to

support the same.
Please furnish the Securities Exchange with your reply within one (1) market day from the date hereof.

Yours faithfully

JOHAN ABDULLAH
Head, Issues & Listing
Group Regulations
TYE/NMA
c.c:- Encik Chung Tin Fah, Securities Commission (via fax)

General Announcement
Reference No **TN-060803-61852**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**03/08/2006**

Type	:	**Announcement**
Subject	:	**RELATED PARTY TRANSACTION - THE REPLACEMENT OF MALAYSIAN SPONSOR GUARANTEE FOR THE EQUITY BRIDGE LOAN IN RELATION TO SHUAIBAH PHASE 3 INDEPENDENT WATER AND POWER PROJECT ("IWPP") IN THE KINGDOM OF SAUDI ARABIA**

Contents :

1. INTRODUCTION

We refer to our earlier announcements made on 22 March 2005, 28 September 2005, 15 November 2005, 22 December 2005 and 18 January 2006 in relation to the corporate guarantee for Shuaibah Phase 3 IWPP in the Kingdom of Saudi Arabia ("KSA") ("the Project").

Pursuant to Paragraph 10.08 (1) of the Listing Requirements of Bursa Malaysia ("Listing Requirement"), Tenaga Nasional Berhad ("the Company" or "TNB") is pleased to announce that on 3 August 2006, TNB had entered into the following agreements:

i. Replacement Malaysian Sponsor Guarantee ("Replacement Guarantee") with Khazanah Nasional Berhad ("Khazanah") and Mizuho Corporate Bank, Ltd., Labuan Branch ("Mizuho Bank");
ii. Release and Discharge Agreement with Khazanah, Mizuho Bank and Malakoff Berhad ("Malakoff") and
iii. Deed of Release in relation to Counter Indemnity Agreement and Letter Agreement with Khazanah and Malakoff (collectively referred as "Agreements").

The Original Guarantee Agreement was executed on 18 January 2006 between TNB, Khazanah, Malakoff (together the "Malaysian Sponsors") and Mizuho Bank. Malakoff had requested to substitute its obligations under the Original Guarantee Agreement with an acceptable Letter of Credit (referred hereby as "Substitution Exercise").

2. DETAILS OF THE AGREEMENTS

At the completion of the Substitution Exercise, TNB and Khazanah will continue to guarantee the due and punctual payment of obligations with respect to the repayment of monies borrowed under the Offshore Equity Bridge Loan ("Offshore EBL") (including all other monies attributable thereto) of Shuaibah Water and Electricity Company (the "Project Company") for TNB and Khazanah tranches.

The Replacement Guarantee is solely to secure the TNB tranche and Khazanah tranche of the Offshore EBL and the Letter of Credit is solely to secure Malakoff's tranche of the Offshore EBL. As between TNB and Khazanah, their respective liabilities under the Replacement Guarantee shall be in the ratio of their respective agreed proportion. The remaining portion of the Offshore EBL attributable to TNB and Khazanah tranches is

US$91.08 million out of US$151.8 million (reduced from the original amount of US$159.15 million).

The Release and Discharge Agreement shall become effective upon the delivery and duly executed Replacement Guarantee and Malakoff delivers the duly executed Letter of Credit in favour of Mizuho Bank. The obligations of Malaysian Sponsors are deemed discharged under the Original Guarantee Agreement and substituted by their respective obligations under the Replacement Guarantee and the Letter of Credit.

3. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

The Agreements executed under the Substitution Exercise entered into by TNB with Khazanah are deemed to be a related party transaction by virtue of Khazanah, being a major shareholder of TNB, making Khazanah an Interested Major Shareholder.

As such, Khazanah is deemed to be interested in the transaction. Accordingly, Khazanah has abstained and will continue to abstain from all board deliberations and voting in respect of the above Agreements at the relevant board meetings of the Company to consider the above Agreements.

Save as disclosed above, none of the directors and /or major shareholders of TNB or persons connected with the directors and/or major shareholders of TNB have any interest, direct or indirect in the above Agreements.

This announcement is dated 3 August 2006.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 37971 OF 2006

Company Name : **TENAGA NASIONAL BHD**

Stock Name : **TENAGA**

Date Announced : **01/08/2006**

Subject : TENAGA- CONVERSION OF USD2,800,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")

Contents :

Kindly be advised that the abovenamed Company's additional 1,313,579 new ordinary shares of RM1.00 each arising from the Conversion of GEB will be granted listing and quotation with effect from 9.00 a.m., **Thursday, 3 August 2006.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 37855 OF 2006

Company Name : **TENAGA NASIONAL BHD**

Stock Name : **TENAGA**

Date Announced : **25/07/2006**

Subject : TENAGA- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 4,547,990 new ordinary shares of RM1.00 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 28 July 2006.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 37826 OF 2006

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **24/07/2006**

Subject : TENAGA- CONVERSION OF USD6,800,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")

Contents :

Kindly be advised that the abovenamed Company's additional 3,190,122 new ordinary shares of RM1.00 each arising from the Conversion of GEB will be granted listing and quotation with effect from 9.00 a.m., **Wednesday, 26 July 2006.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 37792 OF 2006

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**21/07/2006**

Subject : TENAGA- CONVERSION OF USD33,143,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")

Contents :

Kindly be advised that the abovenamed Company's additional 15,548,565 new ordinary shares of RM1.00 each arising from the Conversion of GEB will be granted listing and quotation with effect from 9.00 a.m., **Tuesday, 25 July 2006.**

Financial Results
Reference No **TN-060714-37069**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**14/07/2006**
Quarterly report for the financial period ended	:	**31/05/2006**
Quarter	:	**3**
Financial Year End	:	**31/08/2006**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:


3rdQtr06Announce.doc

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
31/05/2006

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		31/05/2006	31/05/2005	31/05/2006	31/05/2005
		RM'000	RM'000	RM'000	RM'000
1	Revenue	5,021,100	4,835,800	14,763,900	14,021,400
2	Profit/(loss) before tax	672,500	698,300	1,964,100	1,422,000
3	Profit/(loss) after tax and minority interest	395,400	572,800	1,390,500	876,400
4	Net profit/(loss) for the period	395,400	572,800	1,390,500	876,400
5	Basic earnings/(loss) per share (sen)	9.78	14.28	34.41	21.95
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity	4.3200	5.0300

holders of the
parent (RM)

Note: For full text of the above announcement, please access Bursa Malaysia website at www.bursamalaysia.com

Remarks :

The accounting policies and presentation adopted for the interim financial report are consistent with those adopted for the annual financial statements for the financial year ended 31 August 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 37709 OF 2006

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **14/07/2006**

Subject : TENAGA- CONVERSION OF USD41,568,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")

Contents :

Kindly be advised that the abovenamed Company's additional 19,501,033 new ordinary shares of RM1.00 each arising from the Conversion of GEB will be granted listing and quotation with effect from 9.00 a.m., **Wednesday, 19 July 2006.**

General Announcement
Reference No **TN-060713-60765**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**13/07/2006**

Type	:	**Announcement**
Subject	:	**COMPLIANCE WITH PARAGRAPH 8.15 OF THE LISTING REQUIREMENTS - PUBLIC SHAREHOLDING SPREAD**

Contents :

Tenaga Nasional Berhad is pleased to announce that the Company's public shareholding spread as at 30 June 2006 is 61.81% comprising 28,890 public shareholders holding not less than 100 shares each. Consequently, Tenaga Nasional Berhad has complied with the public shareholding spread requirement pursuant to Paragraph 8.15 (1) of the Listing Requirement of Bursa Malaysia Securities Berhad.

General Announcement
Reference No **TN-060713-60765**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**13/07/2006**

Type	:	**Announcement**
Subject	:	**COMPLIANCE WITH PARAGRAPH 8.15 OF THE LISTING REQUIREMENTS - PUBLIC SHAREHOLDING SPREAD**

Contents :

Tenaga Nasional Berhad is pleased to announce that the Company's public shareholding spread as at 30 June 2006 is 61.81% comprising 28,890 public shareholders holding not less than 100 shares each. Consequently, Tenaga Nasional Berhad has complied with the public shareholding spread requirement pursuant to Paragraph 8.15 (1) of the Listing Requirement of Bursa Malaysia Securities Berhad.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 37673 OF 2006

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**13/07/2006**

Subject : TENAGA- CONVERSION OF USD10,498,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")

Contents :

Kindly be advised that the abovenamed Company's additional 4,924,986 new ordinary shares of RM1.00 each arising from the Conversion of GEB will be granted listing and quotation with effect from 9.00 a.m., **Monday, 17 July 2006.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 37601 OF 2006

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **07/07/2006**

Subject : TENAGA- CONVERSION OF USD2,000,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")

Contents :

Kindly be advised that the abovenamed Company's additional 938,271 new ordinary shares of RM1.00 each arising from the Conversion of GEB will be granted listing and quotation with effect from 9.00 a.m., **Wednesday, 12 July 2006.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 37551 OF 2006

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **05/07/2006**

Subject : TENAGA-CONVERSION OF USD1,500,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")

Contents :

Kindly be advised that the abovenamed Company's additional 703,702 new ordinary shares of RM1.00 each arising from the Conversion of GEB will be granted listing and quotation with effect from 9.00 a.m., **Monday, 10 July 2006.**

General Announcement
Reference No **TN-060703-45299**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**03/07/2006**

Type	:	**Announcement**
Subject	:	**Proposed Acquisition of Business and Business Assets of Northern Utility Resources (Receivers and Managers Appointed) ("NUR"), N.U.R. Generation Sdn. Bhd. (Receivers and Managers Appointed) and N.U.R. Distribution Sdn. Bhd. (Receivers and Managers Appointed)**

Contents :

We refer to our earlier announcement on 5th July 2005 in relation to the conditional Sale of Business Agreement ("the Agreement") entered into by TNB on 5th July 2005 with Northern Utility Resources Sdn. Bhd. (Receivers and Managers Appointed), N.U.R. Generation Sdn. Bhd. (Receivers and Managers Appointed) and N.U.R. Distribution Sdn. Bhd. (Receivers and Managers Appointed) (collectively known as the "Vendors"). Subsequent announcements were made on the 5th October 2005, 30th December 2005 and 13th April 2006 to extend the date for satisfying or waiving the conditions precedent of the Agreement ("the Cut-Off Date"). The last extension made on 13th April 2006 was for certain agreed conditions precedent to be fulfilled by 5.00 p.m. of 30th June 2006 ("Agreed Conditions Precedent"). Completion of the Agreement is conditional upon fulfillment of the conditions precedent as stipulated in the Agreement.

As of 5.00 p.m., 30th June 2006 these agreed conditions precedent were not fulfilled. TNB therefore wishes to announce that the Agreement ceased to have any effect and has become null and void.

Notwithstanding the above, TNB will be exploring with the Vendors on a no-obligation basis alternative business arrangements or agreements in respect of the assets of NUR.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 37480 OF 2006

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **29/06/2006**

Subject : TENAGA- CONVERSION OF USD4,200,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")

Contents :

Kindly be advised that the abovenamed Company's additional 1,970,368 new ordinary shares of RM1.00 each arising from the Conversion of GEB will be granted listing and quotation with effect from 9.00 a.m., **Tuesday, 4 July 2006.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 37456 OF 2006

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **28/06/2006**

Subject : TENAGA-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be informed that the abovementioned Company's additional 4,829,295 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 30 June 2006.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 37410 OF 2006

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : **26/06/2006**

Subject : TENAGA- CONVERSION OF 5-YEAR GUARANTEED REDEEMABLE CONVERTIBLE BONDS ("CONVERSION")

Contents :

Kindly be advised that the abovenamed Company's additional 1,876,542 new ordinary shares of RM1.00 each arising from the Conversion will be granted listing and quotation with effect from 9.00 a.m., **Wednesday, 28 June 2006.**